[LOGO OF MERRILL LYNCH]	Global Markets & Investment Banking World Financial Center North Tower New York, New York 10281-1305 212-449-6500

June 2, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.
Registration Statement No. 333-125123

Gentlemen:

We hereby join the Company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. e.d.t. on June 6, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated June 1, 2005.

N.Y.S.E./A.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	34,407
Dealers	2
Individuals & Corporations	1,908
MLPF&S Inc. Branch Offices	3,382

TOTAL	39,720	Copies

Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

BEAR, STEARNS & CO. INC.

A.G. EDWARDS & SONS, INC.

BANC OF AMERICA SECURITIES LLC

UBS SECURITIES LLC

WACHOVIA SECURITIES LLC

CALYON SECURITIES (USA) INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ HUGH H. HAYNES
Hugh H. Haynes Authorized Signatory